ARYA Sciences Acquisition Corp III
51 Astor Place, 10th Floor
New York, NY 10003

May 12, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attention: Abby Adams and Joe McCann

Re:	ARYA Sciences Acquisition Corp III Amendment No. 3 to Registration Statement on Form S-4 File No. 333-254796

Dear Ms. Adams and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARYA Sciences Acquisition Corp III (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4 p.m., Eastern Time, on May 13, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Stone
Adam Stone
Chief Executive Officer